GIBSON, DUNN & CRUTCHER LLP
Lawyers
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

555 Mission Street, Suite 3000, San Francisco, California 94105-2933
(415) 393-8200
www.gibsondunn.com
MReed@gibsondunn.com
February 12, 2009

Direct Dial (415) 393-8286	Client Matter No. C 89696-00014

Fax No. (415) 374-8459
VIA MESSENGER AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-7010

Attention:	Mark Shuman, Branch Chief — Legal Maryse Mills-Apenteng

Re:	SCM Microsystems, Inc. Amendment No. 1 to Registration Statement on Form S-4, filed February 12, 2009 (File No. 333-157067)
     Ladies and Gentlemen:
     On behalf of SCM Microsystems, Inc., a Delaware corporation (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the letter dated February 11, 2009 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on February 2, 2009. Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed today by electronic submission. Courtesy copies of this letter and Amendment No. 1 (including both clean and marked copies) are being delivered to Mr. Mark Shuman and Ms. Maryse Mills-Apenteng.
     For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text. Page references in our responses are to the revised prospectus included in Amendment No. 1.

Securities and Exchange Commission
February 12, 2009

     Upon the Staff’s approval of the Company’s responses to the Comment Letter and confirmation that the Staff has no further comments on the Registration Statement, the Company plans to promptly file its final prospectus via EDGAR.
Calculation of Registration Fee
1.	It appears from the fee table that the registration statement does not include shares underlying the warrants. If you don’t register the Offer and sale of the shares underlying the warrants at this time, please revise the fee table and appropriate sections of the prospectus to clarify that the registration does not cover the offer and sale of the shares underlying the warrants. If you intend to file a separate registration statement at a later date with respect to the offer and sale of shares underlying the warrants, please provide disclosure to this effect and tell us when you intend to file that document. The risk factors section should be expanded to inform shareholders of the potential risk that a registration statement relating to the exercise and sale of shares underlying the warrants may not be available at a time when warrant holders wish to exercise. Please refer to the Corporation Finance Compliance and Disclosure Interpretations Question 103.04 under the Securities Act Section available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.
     In response to the Staff’s comment, we have revised the fee table and footnotes on the cover page of the Registration Statement to clarify that the offer and sale of the shares of the Company’s common stock underlying the warrants to be issued in connection with the merger will not be registered at this time. We have also included further disclosure and a risk factor related to this fact on pages viii, 15, 98 and 112 of the prospectus. For all of these changes please see the enclosed marked copy of Amendment No. 1. The Company intends to comply with any applicable securities regulations and registration requirements for any such issuance prior to the time the warrants become exercisable according to their terms.
Part II
Undertakings
2.	We note that you have included the undertaking provided for in Item 512(b) of Regulation S-K, which relates to filings incorporating subsequent Exchange Act documents by reference. As you have not incorporated any Exchange Act documents in the registration statement, it is unclear why you have included this undertaking. Please advise.
     In response to the Staff’s comment, we have deleted the undertaking provided for in Item 512(b) of Regulation S-K, which appeared as subsection (a) on page II-2, as it is inapplicable.

Securities and Exchange Commission
February 12, 2009

Signature Page
3.	The principal accounting officer or controller signing the filing must be designated as such. See the instructions to the signatures section of Form S-4. Please revise accordingly.
     In response to the Staff’s comment, we have revised the signature page (page II-4) to reflect that Stephan Rohaly is the “Principal Financial and Accounting Officer,” where previously he was identified as the “Principal Financial Officer.”
Exhibit 5.1
4.	Please confirm that the reference and limitation to the “Delaware General Corporation Law” include the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial opinions interpreting these laws.
     In response to the Staff’s comment, we hereby confirm that the reference and limitation to the Delaware General Corporation Law set forth in our opinion includes the statutory provisions and all applicable provisions of the Delaware Constitution and reporting judicial decisions interpreting such laws.
* * * * *
     We very much appreciate the Staff’s expediency and assistance in its review of the Company’s Registration Statement. Please contact me at (415) 393-8286 with any questions regarding the foregoing responses.

Very truly yours, /s/ Michael Reed Michael Reed

MLR/keb

cc:	Felix Marx
Stephan Rohaly